Filed by City National Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: City National Corporation

Commission File No.: 1-10521

The Date: May 28, 2015

The following internal communication  from Russell Goldsmith, City National Corporation’s Chairman and Chief Executive Officer, was sent to all personnel at City National Corporation.

From: Goldsmith, Russell

To: All at CNB

Subject: SHAREHOLDER APPROVAL OF MERGER WITH RBC

I’m pleased to tell you that City National’s shareholders have overwhelmingly approved the company’s plans to merge with RBC.

The vote was announced on Wednesday at a special shareholders meeting at City National Plaza.  More than 40.6 million shares were voted in favor of the merger agreement — 99.6 percent of the votes cast and 73.1 percent of all City National shares outstanding.

Shareholder approval was a necessary and important step toward completion of the merger proposal that City National and RBC announced on January 22 of this year.

We expect that the proposed merger, which still requires approval from U.S. and Canadian regulators, will close later this calendar year. Meanwhile, both companies are making good progress in identifying and addressing the issues and opportunities necessary to ensure a smooth and productive transition.

This very strong support from our shareholders reflects the fact that merging with RBC will be good for all four of City National’s constituencies.

Certainly it will benefit colleagues. This combination is about continuity and growth, and it will provide additional resources and significant professional opportunities.  The merger will not interrupt our investments in people and products, capabilities and communities.  In fact, it will accelerate and enhance them.

Of course, the proposed merger also will benefit shareholders.  Since the agreement was announced, City National’s stock price has increased 24 percent, and the company today is trading at a price of about $93 per share — or 21 times earnings.

I’ve been very pleased and encouraged by the very strong reception that the merger has received from not only our shareholders but also our colleagues and our clients.  They understand that it will strengthen City National’s value proposition and add to our banking and wealth management capabilities.

The proposed merger also will be good for the communities we serve. City National and RBC share a proud history of supporting their communities, and joining forces will further strengthen our commitment to community development, small business lending, affordable housing, supplier diversity, economic development and traditionally underserved communities.  That was made clear recently when City National announced a new five-year, $11 billion commitment.

As you can tell, this merger is excellent for our four constituencies, and we have taken a critical step today by gaining the requisite shareholder approval.  But that does not bring this merger to closure.  That, of course, is subject to approval from U.S. and Canadian banking regulators, which we fully expect to receive.  We expect to complete the merger later this year, probably in the fourth quarter.

Some of you are already contributing to the merger transition process. Some others will become involved in the months ahead.  I appreciate what you’re doing.  I also want to thank and encourage everyone to stay focused and work hard to meet City National’s goals for 2015.  We are off to a good start but we all must keep up the good work.

Russell

P.S. The information below is a legal requirement in light of our pending merger.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this communication may be deemed to be forward-looking statements under certain securities laws, including the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements about the expected effects of the acquisition of City National Corporation by Royal Bank of Canada, the expected timing of the acquisition and other statements other than in relation to historical facts. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could”, or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, many of which are outside the control of Royal Bank of Canada and City National Corporation. Forward-looking statements speak only as of the date they are made and, except as required by law, neither party assumes an obligation to update the forward-looking statements contained in this communication. Any annualized, pro forma, projected and estimated numbers in this communication are used for illustrative purposes only, are not forecasts and may not reflect actual results. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors include, but are not limited to, the possibility that the proposed transaction does not close when expected or at all because required regulatory or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the strength of the economy and competitive factors in the areas where Royal Bank of Canada and City National Corporation do business; the impact of changes in the laws and regulations regulating financial services and enforcement thereof; the effects of competition in the markets in which Royal Bank of Canada and City National Corporation operate; judicial or regulatory judgments and legal proceedings; Royal Bank of Canada’s ability to complete the acquisition and integration of City National Corporation successfully; and other factors that may affect future results of Royal Bank of Canada and City National Corporation including timely development and introduction of new products and services, Royal Bank of Canada’s ability to cross-sell more products to customers and technological changes.

We caution that the foregoing list of important factors is not exhaustive. Additional information about these and other factors can be found in Royal Bank of Canada’s 2014 Annual Report on Form 40-F and City National Corporation’s 2014 Annual Report on Form 10-K, each filed with the U.S. Securities and Exchange Commission (the “SEC”) and available at the SEC’s website (http://www.sec.gov). Royal Bank of Canada’s material general economic assumptions underlying certain of the forward-looking statements in this press release are set out in its 2014 Annual Report under the heading “Overview and Outlook — Economic and market review outlook” and for each business segment under the heading “Outlook and priorities”.